Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


                                                     March 3, 2000



Dear Fellow Shareholder:

     I am writing to update you on the status of our proposed business combination with Burlington Northern Santa Fe (BNSF).

     Since we announced our combination in December, we have been busy meeting with our shareholders, our customers and with public officials to explain the anticipated benefits of the transaction. The shareholders we have met with recognize that the CN-BNSF combination should generate significant benefits for our shippers, our employees and our investors.

     I have been very encouraged by this response because I am more convinced than ever that the combination is in the best interests of, and offers significant value to, our shareholders. For shareholders, this winning combination will mean ownership in a company with financial depth and strength, high growth and earnings potential and that is uniquely positioned to expand its market share and to improve profitability.

Annual & Special Meeting Scheduled

     I also want to advise you that our Annual & Special Meeting of Shareholders is scheduled for April 19, 2000, in Montreal. The proposed combination will be on the agenda as a special item. At the meeting, the voting on the proposal will be concluded, and the results made public.

     As a shareholder, you have the right to vote on whether this combination should proceed. To that end, you will shortly receive your copy of the joint proxy statement. I encourage you to read the proxy document carefully since it will contain information you will need to make an informed decision on the proposal.

     If, after you have read the proxy materials, you have any questions about the transaction or about the proxy process, please call one of our shareholder hotlines. In Canada, call Georgeson Shareholder Communications at
1-800-890-1037. In the United States, call Innisfree M&A Inc. at
1-877-750-5836.

Dear Fellow Shareholder
Page 2
March 3, 2000


Regulatory Approval Process

     The combination must not only be approved by shareholders but is also subject to regulatory review in Canada and the United States. The transaction will be reviewed by the Competition Bureau in Canada and by the Surface Transportation Board (STB) in the U.S. Currently, our plan is to file our application with the STB in mid-to-late March.

     You may have read that on March 7, the STB will launch four days of public hearings on major rail consolidations and the present and future structure of the North American rail industry.

     These hearings are being held in part because the announcement of our transaction caused considerable speculation, much of it fueled by our competitors, about the timing of our transaction and the strategic response of the remaining North American railroads to the combination.

     This hearing is being held separate and apart from the pending STB review of our proposed transaction, and the STB has clearly stated that in scheduling hearings on the broader issues, it intends no pre-judgement of our transaction.

     At CN, we welcome this opportunity for a public review of the issues, and we look forward to participating in the March 7 hearings.

     Thank you for your continuing support for our company. I hope that after you have reviewed the proxy materials, you will agree that the combination is in your best interest as a shareholder.

                                                Yours sincerely,


                                                /s/ Paul M. Tellier
                                                -----------------------
                                                Paul M. Tellier
                                                President and
                                                Chief Executive Officer

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC Website, www.sec.gov, or the website of the Canadian Securities Administration, www.sedar.com. Other filings made by CN on forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.